Exhibit 99.1

FF301

HKEX
香港交易所

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended: 31 January 2023 Status: New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Tuya Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Date Submitted: 03 February 2023

I. Movements in Authorised / Registered Share Capital

1. Type of shares	WVR ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	Yes
Stock code	02391	Description			

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	800,000,000	USD	0.00005	USD	40,000
Increase / decrease (-)	0			USD	
Balance at close of the month	800,000,000	USD	0.00005	USD	40,000

2. Type of shares	WVR ordinary shares	Class of shares	Class B	Listed on SEHK (Note 1)	No
Stock code	02391	Description			

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	200,000,000	USD	0.00005	USD	10,000
Increase / decrease (-)	0			USD	
Balance at close of the month	200,000,000	USD	0.00005	USD	10,000

Total authorised/registered share capital at the end of the month: USD 50,000

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FF301vPage 2 of 81.0.1II. Movements in Issued Shares 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02391 Description Balance at close of preceding month 499,146,560 Increase / decrease (-) 0 Balance at close of the month 499,146,560 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02391 Description Balance at close of preceding month 79,400,000 Increase / decrease (-) 0 Balance at close of the month 79,400,000Remarks: Opening and closing balances of Class A ordinary shares shown above include 22,843,164 and 21,867,289 Class A ordinary shares which are already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, respectively.

FF301

III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Type of shares issuable	WVR ordinary shares	Class of shares	Class A	Shares issuable to be listed on SEHK (Note 1)	Yes	
Stock code of shares issuable (if listed on SEHK) (Note 1)		02391				

Particulars of share option scheme	Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1). 2015 Equity Incentive Plan (adopted in December 2014 and amended in June 2022, as amended from time to time)	56,274,213	Lapsed	-86,250	56,052,463	0	56,052,463	49,914,656
		Others	-135,500				
General Meeting approval date (if applicable)							

Total A (WVR ordinary shares Class A): 0

Total funds raised during the month from exercise of options: USD 38,016

Remarks:

1) Others: -135,500 refers to 135,500 options being exercised. The exercise of 135,500 options was settled using the Class A ordinary shares already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan.

(B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

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(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes)

1. Type of shares issuable	WVR ordinary shares	Class of shares	Class A	Shares issuable to be listed on SEHK (Note 1)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)		02391			

	Description	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (D)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	2015 Equity Incentive Plan - Restricted Share Units (adopted in December 2014 and amended in June 2022, as amended from time to time)		0	10,704,375
2).	2015 Equity Incentive Plan - Restricted Shares (adopted in December 2014 and amended in June 2022, as amended from time to time)		0	0

Total D (WVR ordinary shares Class A): 0

Remarks:

As of January 31, 2023, the restricted share units which entitle the holders to 10,704,375 Class A ordinary shares of the issuer upon vesting, have been granted under the 2015 Equity Incentive Plan.

No restricted share units were granted under the 2015 Equity Incentive Plan during the month. 840,375 restricted share units under the 2015 Equity Incentive Plan were vested during the month and settled using the Class A ordinary shares already issued and registered in the name of depositary bank. 94,000 restricted share units granted under the 2015 Equity Incentive Plan were lapsed during the month.

(E). Other Movements in Issued Share

1. Type of shares issuable (Note 5 and 6)	WVR ordinary shares	Class of shares	Class A	Shares issuable to be listed on SEHK (Note 1, 5 and 6)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6)		02391			

	Type of Issue	At price (if applicable)		Issue and allotment date (Note 5 and 6)	General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (E)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
		Currency	Amount				
1).	Repurchase of shares				01 November 2022		-2,753,167

Total E (WVR ordinary shares Class A):

Remarks:

1) Repurchase of a total of 2,726,767 Class A ordinary shares represented by ADSs were made on November 11, 14, 16 to 18, 21 to 23, 25 and 28 to 30, 2022 and December 2, 5 to 9, 12 to 16, 19 to 21, 23, 28 and 30, 2022 on New York Stock Exchange but such shares are not yet cancelled as at January 31, 2023.
2) Repurchase of a total of 26,400 Class A ordinary shares were made on December 20 to 22, and 28 to 30, 2022 on SEHK but such shares are not yet cancelled as at January 31, 2023.

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FF301vPage 5 of 81.0.1 Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) 0

FF301vPage 6 of 81.0.1IV. Information about Hong Kong Depositary Receipt (HDR)Not applicable

FF301vPage 7 of 81.0.1V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.Submitted by: Chai XiaolangTitle: Joint Company Secretary(Director, Secretary or other Duly Authorised Officer) Notes1.SEHK refers to Stock Exchange of Hong Kong.2.Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301vPage 8 of 81.0.13.Identical means in this context:ēthe securities are of the same nominal value with the same amount called up or paid up;ēthey are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); andēthey carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.4.If there is insufficient space, please submit additional document.5.In the context of repurchase of shares:ēshares issuable to be listed on SEHK should be construed as shares repurchased listed on SEHK; andēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares repurchased (if listed on SEHK); andētype of shares issuable should be construed as type of shares repurchased; andēissue and allotment date should be construed as cancellation date6.In the context of redemption of shares: ēshares issuable to be listed on SEHK should be construed as shares redeemed listed on SEHK; and ēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares redeemed (if listed on SEHK); andētype of shares issuable should be construed as type of shares redeemed; andēissue and allotment date should be construed as redemption date